UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-11178

Full title of the plan and the address of the plan, if different from that of the issuer named below:

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REVLON, INC.

237 Park Avenue
New York, N.Y. 10017
212-527-4000

REVLON EMPLOYEES' SAVINGS, INVESTMENT
AND PROFIT SHARING PLAN
December 31, 2005 and 2004

INDEX

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-11
Supplemental Schedules: *
I Schedule H, line 4i – Schedule of Assets (Held at End of Year)	12
II Schedule H, line 4j – Schedule of Reportable Transactions	13
Signature Page	14

EXHIBIT	Description
23-1	Consent of Independent Registered Public Accounting Firm

*	Other schedules required by Section 2520.103-10 the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Revlon Employees’ Savings, Investment
and Profit Sharing Plan:

We have audited the accompanying statements of Net Assets Available for Benefits of the Revlon Employees’ Savings, Investment and Profit Sharing Plan (the ‘‘Plan’’) as of December 31, 2005 and 2004 and the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005. These financial statements are the responsibility of Revlon Consumer Products Corporation, the Plan’s sponsor. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2005, and reportable transactions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of Revlon Consumer Products Corporation, the Plan’s sponsor. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

New York, New York

June 22, 2006

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits
As of December 31,

(in thousands of dollars)	2005	2004
Investments, at fair value:
Equity securities	$74,110	$67,713
Fixed income securities	3,572	3,635
Asset allocation funds	18,836	16,121
Investment contracts, at contract value	31,437	31,747
Loans to participants, at cost	2,690	2,557
Total investments	130,645	121,773
Receivables:
Employer’s contributions	7	7
Employees’ contributions	16	16
Accrued interest	12	9
Total receivables	35	32
Net assets available for benefits	$130,680	$121,805

The accompanying notes are an integral part of the financial statements.

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits
For the year ended December 31,

(in thousands of dollars)	2005
Additions:
Investment income:
Dividends	$2,044
Interest	1,851
Total investment income	3,895
Gain on disposal of securities	1,972
Unrealized appreciation of securities	4,312
Contributions:
Employees	8,159
Employer matching	2,918
Total contributions	11,077
Total additions	21,256
Deductions:
Distributions and withdrawals	(12,381)
Loan fees	(3)
Total deductions	(12,384)
Transfers in	3
Net increase	8,875
Net assets available for benefits
beginning of year	121,805
end of year	$130,680

The accompanying notes are an integral part of the financial statements.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004

NOTE 1.	Description of the Plan:

The following description of the Revlon Employees’ Savings, Investment and Profit Sharing Plan (the ‘‘Plan’’) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (‘‘ERISA’’), as amended. The Plan is sponsored by Revlon Consumer Products Corporation (hereafter, ‘‘Products Corporation’’ or the ‘‘Company’’), a Delaware corporation. Effective January 1, 1997, the Plan was amended and renamed the Revlon Employees’ Savings, Investment and Profit Sharing Plan. In addition, a profit sharing component was added to the Plan, under which eligible employees could receive a contribution from the Company, provided certain financial objectives established by the Company at the beginning of a plan year are met.

(b)	Administration of Plan

The Plan administrator is Products Corporation. The Plan provides that the Board of Directors of Products Corporation appoints an Administrative Committee to undertake plan administration duties. In addition, Mercer HR Services served as the recordkeeper for the Plan during 2005 and 2004.

The Board of Directors of Products Corporation has appointed an Investment Committee to oversee investment of the Plan's trust fund. Mercer Trust Company served as the Plan's trustee during 2005 and 2004. The Investment Committee has appointed New England Pension Consultants, an independent registered financial advisor, as a financial advisor and a Plan fiduciary to advise the Plan's Investment Committee regarding the selection of the funds available to participants under the Plan. Putnam Investments served as the manager responsible for asset allocation for Asset Allocation Funds during 2004 and 2005.

(See Note 9, ‘‘Subsequent Events’’, as to changes in recordkeeper, trustee and investment manager effective January 3, 2006.)

(c)	Contributions

Eligible employees may participate by contributing, through payroll deductions, up to 25% of their base salaries, subject to certain income ceiling limitations and subject to certain maximum contribution restrictions. Highly compensated employees (which for 2005 can generally be defined as employees with annual earnings of $95,000 or more) were restricted to a maximum contribution of 6% in 2005. Effective January 1, 2002, participants who will be age 50 or older at any time during the calendar year may make additional pre-tax contributions only if they are contributing the maximum amount allowable under the Plan for the Plan year.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004

NOTE 1.	Description of the Plan: (continued)

The Company’s matching contributions are equal to 50% of the employees’ contributions up to 6% of their base salaries (or 3%). The matching contribution is made in cash and is invested as directed by each participant.

The Company may make profit sharing contributions for profit sharing eligible employees. The amount of the Company’s profit sharing contribution (if any) to a participant’s account is a percentage of the participant’s base pay, and is contingent upon attainment of specific financial objectives for a Plan year.

The Company may make a discretionary contribution (‘‘Discretionary Employer Contributions’’) to the Plan for a Plan year in any amount it deems desirable (including no contribution at all) to a nondiscriminatory group of participants, to be allocated in a nondiscriminatory manner.

An employee is permitted to redesignate all or a portion of his or her account balance in any fund to another fund in multiples of 1% at any time (other than investments in the Revlon Common Stock Fund, which may not be purchased, sold or redesignated during certain restricted periods in accordance with Revlon, Inc.’s Confidentiality of Information and Securities Trading Policy, as in effect from time to time. Such restricted periods are equally applicable to all Plan participants, including all senior executives of the Company).

All employer matching contributions are made in cash and invested in accordance with each participant’s instructions. Profit sharing contributions may be made at the Company’s election in the form of Revlon, Inc. Class A Common Stock (‘‘Company Stock’’) or in cash and, profit sharing contributions (there were none in 2005 or 2004) in cash are invested in accordance with each participant's instructions. Discretionary Employer Contributions may be made at the Company’s election in cash or Company Stock at the Company's election, or any combination thereof, and are invested in accordance with each participant's instructions, regardless of the form in which the contributions are made.

Employee contributions are deposited in a trust fund and invested in the investment funds referred to above in accordance with participant direction.

(d)	Eligibility

Employees in eligible groups who are at least 18 years of age can participate in the Plan immediately upon hire or attainment of age 18, whichever is later. Union employees are only eligible to participate in the Plan to the extent specified in their respective union’s collective bargaining agreement with the Company and any of its participating subsidiaries. Eligible Employees classified as part-time, temporary, seasonal or certain other employees may elect to participate in the Plan immediately upon completing one year of service and attainment of age 21.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004

NOTE 1.	Description of the Plan: (continued)

To be eligible for a profit sharing contribution, an employee must be an eligible employee at the beginning of a Plan year and must (1) not participate in any other sales or management incentive program offered by a profit sharing employer; (2) complete at least 1,000 hours of service during a Plan year; and (3) be actively employed by the profit sharing employer on the last day of the Plan year for which such profit sharing contributions are made.

The following categories of employees are not eligible to participate in the Plan: (i) employees with the job title ‘‘direct pay beauty advisor,’’ (ii) employees with the job title ‘‘field merchandiser’’ (unless the employee was otherwise a participant in the Plan as of January 1, 1994), (iii) employees with the job title of ‘‘On-Call Distribution’’ or ‘‘On-Call Warehouse’’ and (iv) employees who are interns.

As of December 31, 2005 and 2004, 3,004 and 2,999 employees were participants in the Plan, respectively.

(e)	Loans to Participants

A participant may borrow up to 50% of his or her vested account balance. The minimum loan is $1,000 and the maximum is $50,000. Regardless of the amount borrowed, the participant’s request will be reduced by his or her highest outstanding loan balance in the preceding 12 months. Loans are made from before-tax savings, vested Company matching contributions and after-tax savings on a pro-rata basis. Any outstanding loans reduce the amount available for a new loan as well as the amount that can be paid to the participant when he or she terminates.

Normally, a participant may have up to two loans outstanding at a time (the second loan may only be for the purchase of a primary residence), but may not obtain more than one loan in any 12-month period. The interest rate for loans is determined by the Investment Committee. The repayment period for these loans may be up to five years or as long as fifteen years if the loan was used to purchase a principal residence. Loans, including interest, are repaid through payroll deductions and are credited to the individual participant’s Plan account according to his or her current investment elections, except in the case where a participant goes on leave. Administrative fees associated with a loan are charged directly to the participant's account.

(f)	Vesting

Participants are fully vested at all times with respect to their own contributions and their earnings thereon. Participants are fully vested in the Company’s matching contributions, any Discretionary Employer Contributions and any profit sharing contributions after one year of service.

Regardless of years of service, participants become fully vested upon the earliest of (a) reaching age 65, (b) termination of employment on account of disability (as defined in the Plan), (c) death, or (d) termination of the Plan.

(g)	Forfeitures

Nonvested employer contributions that are forfeited after an employee terminates are used to reduce future employer contributions under the Plan and to pay permissible expenses of Plan administration. Forfeitures were $11,860 in 2005 and $5,385 in 2004.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004

NOTE 2.    Summary of Significant Accounting Policies:

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes therein. Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(c)	Administrative Expenses

The Plan has reserved the right to charge participant accounts the cost of administering the Plan, although it did not do so during either 2005 or 2004.

(d)	Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value except for its benefit-responsive investment contract, which is valued at contract value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(e)	Participant Loans

Participant loans are valued at their outstanding balances, which approximate fair value.

(f)	Investment Contracts

Fully benefit-responsive investment contracts (as defined below) are stated at contract value whether or not the contracts are issued by insurance companies. A ‘‘fully benefit-responsive investment contract’’ is one that provides a guarantee by a financially responsible third party of all principal and previously accrued interest to any participant exercising his or her right of withdrawal under the terms of the Plan.

NOTE 3.	Investments:

As of December 31, 2005, the Plan investments consisted of: (1) ten mutual funds or commingled trusts, each with various investment and income objectives, (2) the Revlon Common Stock Fund, consisting solely of Company Stock and (3) nine ‘‘ready mixed’’ Asset Allocation Funds, which allocate a participant’s investment among selected registered mutual funds and seek returns using an investment allocation among the available funds based upon each designated target retirement date.

The ten mutual funds or commingled trusts offered under the Plan as of December 31, 2005 were the: Artisan Mid Cap Fund – Investor Class, Putnam Voyager Fund Y, Putnam S&P 500 Index Fund, American Funds EuroPacific Growth Fund – Class R4, Morgan Stanley Institutional Fund, Inc. (‘‘MSIF, Inc.’’) – Emerging Markets Portfolio – Class A, Evergreen

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004

NOTE 3.	Investments: (continued)

Small Cap Value Fund – Institutional Class, Dodge & Cox Stock Fund, PIMCO Total Return Fund – Institutional Class, PIMCO High Yield Fund – Institutional Class, and Putnam Stable Value Fund.

(See Note 9, ‘‘Subsequent Events’’, as to changes in recordkeeper, trustee and investment manager effective January 3, 2006, which also included changes in Plan investments.)

For more detailed information about any of the funds, including risk factors, participants should refer to the fund’s prospectus.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004

NOTE 3.	Investments: (continued)

Included in the Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004 are the following investments, each stated at fair value (except Investment Contracts which are stated at contract value):

(dollars in thousands)	2005	2004
Equity Securities:
Putnam Voyager Fund Y*	$21,505	$22,062
Artisan Mid Cap Fund – Investor Class*	9,783	9,667
MSIF, Inc. – Emerging Markets Portfolio – Class A	2,652	1,608
Dodge & Cox Stock Fund*	25,177	22,346
Evergreen Small Cap Value Fund – Institutional Class	1,721	1,434
Putnam S&P 500 Index Fund	2,086	1,808
American Funds EuroPacific Growth Fund – Class R4*	8,272	6,570
Revlon Common Stock Fund	2,914	2,218
Total Equity Securities	$74,110	$67,713
Fixed Income Securities:
PIMCO Total Return Fund – Institutional Class	$2,224	$2,163
PIMCO High Yield Fund – Institutional Class	1,348	1,472
Total Fixed Income Securities	$3,572	$3,635
Asset Allocation Funds:
Putnam RetirementReady Portfolio 2045	$171	$100
Putnam RetirementReady Portfolio 2040	459	207
Putnam RetirementReady Portfolio 2035	857	375
Putnam RetirementReady Portfolio 2030	1,636	999
Putnam RetirementReady Portfolio 2025	1,607	1,095
Putnam RetirementReady Portfolio 2020	3,777	3,388
Putnam RetirementReady Portfolio 2015*	7,600	7,314
Putnam RetirementReady Portfolio 2010	1,825	1,452
Putnam RetirementReady Portfolio 2005	904	1,190
Total Asset Allocation Funds	$18,836	$16,120
Investment Contracts:
Putnam Stable Value Fund (contract value)* (1)	$31,437	$31,748
Loans to participants	$2,690	$2,557
Total Investments	$130,645	$121,773

(1)	Investors in the Putnam Stable Value Fund are exposed to credit loss in the event of nonperformance by companies with whom the investment contracts are placed. The Company cannot give any such assurances that such companies will, in fact, perform in accordance with such investment contracts.

*	These investments represented 5% or more of net assets available for benefits for the years presented (as of December 31, 2005 and 2004).

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004

NOTE 3.	Investments: (continued)

During the year ended December 31, 2005, the Plan’s investments appreciated (depreciated) in value as follows (in thousands of dollars):

Type of investments:	2005
Equity securities	$3,716
Fixed income securities	(73)
Asset allocation funds	669
$4,312

NOTE 4.	Risks and Uncertainties:

The plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and amounts reported in the statement of net assets available for benefits.

NOTE 5.	Plan Termination:

The Company has the right to amend or terminate the Plan at any time and has delegated authority to amend the Plan for certain changes required by law, and non-material and ministerial amendments to the Administrative Committee. In the event that the Plan is terminated, or the Company completely discontinues all contributions under the Plan, each participant would become fully vested in any unvested portion of the funds representing employer contributions.

NOTE 6.	Distribution of Benefits:

Upon termination of employment, a participant is entitled to receive his or her share of employee contributions and vested employer contributions, subject to the vesting requirements of the Plan.

The Plan permits the participant or the participant’s designated beneficiary to elect to have a distribution paid to the designated beneficiary after the participant’s death over a period of two to five years.

NOTE 7.	Income Tax Status:

The Company intends the Plan to be a qualified plan as described in sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), and, as such, the Company intends the trust established thereunder to be exempt from federal income taxes under the provisions of section 501(a) of the Code. The Internal Revenue Service has issued a favorable determination letter, dated January 8, 2002, with respect to the Plan. The letter generally addresses the qualification of the Plan, as amended through June 14, 2001. In the opinion of the Company in its capacity as Plan Administrator, the Plan continues to be qualified and exempt from federal income taxes. Therefore, the Plan’s financial statements include no provision for income taxes.

NOTE 8.	Related Party Transactions:

Certain Plan investments during 2004 and 2005 were shares of mutual funds managed by Putnam Investments. Putnam Investments was the Plan’s investment manager for these

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004

NOTE 8.	Related Party Transactions: (continued)

mutual funds and an affiliate, Mercer HR Services, was the Plan’s recordkeeper during 2004 and 2005. Mercer Trust Company was the Plan’s trustee during 2004 and 2005.

(See Note 9, ‘‘Subsequent Events’’, as to changes in recordkeeper, trustee and investment manager effective January 3, 2006, which also included changes in Plan investments.)

As of year end, the Plan held investments of $2,914,000 or 940,000 shares of Revlon, Inc. Class A Common Stock.

NOTE 9.	Subsequent Events:

Effective January 3, 2006, the Plan’s investment and record-keeping service provider for the Plan’s assets was changed from Mercer HR Services to Fidelity Investments. The Plan’s trustee has also changed from Mercer Trust Company to Fidelity Management Trust Company. In connection with this change, certain mutual funds managed by Putnam Investments were mapped into mutual funds managed by Fidelity Investments.

NOTE 10.	Reconciliation of Financial Statements to Form 5500:

Distributions and withdrawals included accrued benefits payable to participants of $21,000 in the period ended December 31, 2004.

Schedule I

REVLON EMPLOYEE'S SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Schedule H, line 4i - Sehedule of Assets (Held at End of Year)
December 31, 2005

(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Market Value
Mercer Trust Company	Voyager Fund, 1,198,020 shares	**	$21,504,457
	Putnam S&P 500 Index Fund, 64,856 shares	**	2,086,415
	Stable Value Fund, 31,437,207 shares	**	31,437,207
	RetirementReady Portfolio 2045, 2,162 shares	**	171,001
	RetirementReady Portfolio 2040, 5,679 shares	**	458,596
	RetirementReady Portfolio 2035, 10,853 shares	**	857,399
	RetirementReady Portfolio 2030, 21,098 shares	**	1,636,185
	RetirementReady Portfolio 2025, 21,101 shares	**	1,606,808
	RetirementReady Portfolio 2020, 50,685 shares	**	3,777,129
	RetirementReady Portfolio 2015, 108,096 shares	**	7,599,821
	RetirementReady Portfolio 2010, 28,120 shares	**	1,825,261
	RetirementReady Portfolio 2005, 14,646 shares	**	903,640
			73,863,919
Artisan Funds, Inc.	Artisan Mid Cap Fund, 316,411 shares	**	9,783,442
Morgan Stanley Institutional Funds, Inc.	MSIF Emerging Markets Portfolio, 104,571 shares	**	2,651,913
Dodge & Cox Funds	Dodge & Cox Stock Fund, 183,478 shares	**	25,176,863
Evergreen Investment Services, Inc.	Evergreen Small Cap Value Fund, 71,189 shares	**	1,720,640
PIMCO Funds: Pacific Investment Management	PIMCO High Yield Fund, 138,726 shares	**	1,348,415
Series	PIMCO Total Return Fund, 211,804 shares	**	2,223,942
American Funds Distributors	EuroPacific Growth Fund, 203,602 shares	**	8,272,366
Revlon, Inc. *	Revlon Common Stock Fund, 940,096 shares	**	2,914,296
Loans to participants	Loans to participants at interest rates, ranging from 4% to 9%, with maturities through 2020	**	2,689,622
Total Investments			$130,645,418

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

Schedule II

REVLON EMPLOYEE'S SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Shedule H, line 4j - Schedule of Reportable Transactions *
For the year ended December 31, 2005

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling Price	(g) Cost of Asset	(i) Net gain or (loss)
(A)	Stable Value Fund	8,767,244	—	8,767,244	—
(A)	Stable Value Fund	—	9,077,557	9,077,557	—

(A)	Mercer Trust Company

*	For purposes of this schedule a ‘‘reportable transaction’’ is defined as aggregate transactions in any fund that exceeded 5 percent of the value of plan assets at January 1, 2005.

SIGNATURES

The Plan:    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

By /s/	David L. Kennedy
David L. Kennedy Member of the Plan’s Investment Committee

Dated: June 22, 2006

List of Exhibits on Form 11-K

Exhibit	Description
23.1	Consent of Mitchell & Titus, LLP